SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

April 24, 2019	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

April 24, 2019

LINE Corporation Announces Summary of

Consolidated Financial Results

for the Three Months Ended March 31, 2019

<Prepared in accordance with the International Financial Reporting Standards (“IFRS”)

as issued by the International Accounting Standards Board (“IASB”)>

TOKYO — LINE Corporation (NYSE: LN) (TOKYO: 3938) announces the summary of its consolidated financial results for the three months ended March 31, 2019.

Company name:	LINE Corporation (Stock Code: 3938) (the “Company”)
Stock exchange on which the shares are listed:	Tokyo Stock Exchange
URL:	http://linecorp.com/
Representative:	Takeshi Idezawa, Chief Executive Officer
Contact:	Kokan Ki, Executive Officer and Head of Finance and Accounting
Telephone:	+81-3-4316-2050
Filing date of quarterly securities report: May 14, 2019
Payment date of dividends: –
Supplemental materials prepared on quarterly financial results: Yes
Financial results conference scheduled: Yes (for institutional investors and analysts)

(Yen amounts are rounded to the nearest million, unless otherwise noted.)

1.    Consolidated financial results for the first three months of 2019 (from  January 1, 2019 to March 31, 2019)

(1)   Consolidated operating results (cumulative)

(Percentages indicate year-on-year changes.)

	Revenues		Profit/(Loss) from operating activities		Loss before income taxes		Loss for the period
For the three months ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
March 31, 2019	55,323	13.5	(7,892)	—	(11,270)	—	(10,718)	—
March 31, 2018	48,736	25.2	1,246	(69.0)	(138)	—	(1,770)	—

	Loss attributable to the shareholders of the Company		Comprehensive income/(loss) for the period		Basic earnings/(loss) per share		Diluted earnings/(loss) per share
For the three months ended	Millions of yen	%	Millions of yen	%	Yen		Yen
March 31, 2019	(10,314)	—	(11,555)	—		(43.23)		(43.23)
March 31, 2018	(1,383)	—	(4,431)	—		(5.82)		(5.82)

(2)	Consolidated financial position

	Total assets	Total equity	Equity attributable to the shareholders of the Company	Ratio of equity attributable to the shareholders of the Company to total assets
As of	Millions of yen	Millions of yen	Millions of yen	%
March 31, 2019	541,001	207,369	188,554	34.9
December 31, 2018	486,587	208,514	198,916	40.9

2.	Cash dividends

Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
For the year ended December 31, 2018	—	0.00	—	0.00	0.00
For the year ending December 31, 2019	—
For the year ending December 31, 2019 (Forecast)		—	—	—	—

Note:	Revisions to the cash dividends forecasts most recently announced: None
Cash dividend forecasts for the year ending December 31, 2019: The Company has not yet made a decision regarding its year-end dividends.

3.	Consolidated earnings forecasts for 2019 (from January 1, 2019 to December 31, 2019)

Amid rapid international and domestic changes, there is a level of uncertainty within the mobile applications market for smartphones and other mobile devices, the main business of the Company and its subsidiaries (collectively, the “Group”). As the state of this market significantly impacts the Group’s financial results, it is difficult to formulate a precise earnings forecast. Furthermore, as the Company’s shares are listed on the New York Stock Exchange as well as the Tokyo Stock Exchange, we are also carefully considering risks relating to U.S. securities regulations. Accordingly, an announcement concerning earnings forecasts is not made at this time.

Notes

(1)	Changes in significant subsidiaries during the current period (changes in specified subsidiaries resulting in change in scope of consolidation): None

(2)	Changes in accounting policies and estimates

a.	Changes in accounting policies due to revisions in accounting standards under IFRS: Yes

b.	Changes in accounting policies due to other reasons: None

c.	Changes in accounting estimates: Yes

From FY 2019, the Group has adopted IFRS 16 Leases, and has changed estimated useful lives on some of the property and equipment.

(3)	Number of shares issued and outstanding (common stock)

a.	Total number of common shares issued and outstanding at the end of the period (including treasury shares)

As of March 31, 2019	240,659,142 shares
As of December 31, 2018	240,524,642 shares

b.	Number of treasury shares at the end of the period

As of March 31, 2019	1,976,354 shares
As of December 31, 2018	1,979,775 shares

c.	Average number of common shares outstanding during the period (cumulative from the beginning of the fiscal year)

For the three months ended March 31, 2019	238,602,623 shares
For the three months ended March 31, 2018	237,623,721 shares

Quarterly financial results reports are exempt from review procedures conducted by certified accountants or an audit firm.

For the fair disclosure accompanying the release of the financial statements by the Company’s parent company, NAVER Corporation, and for timely disclosure of the Summary of Consolidated Financial Results, the Company discloses the Interim Condensed Consolidated Statement of Financial Position, Interim Condensed Consolidated Statement of Profit or Loss and segment information in advance, and the others are to be released as soon as they have been prepared. Supplementary information to this earnings release, including the Group’s profit and loss by segment, will be available today at the following IR website: https://linecorp.com/en/ir/top.

Index:

1. Interim Condensed Consolidated Financial Statements and selected Notes	2
(1) Interim Condensed Consolidated Statement of Financial Position—Unaudited	2
(2) Interim Condensed Consolidated Statement of Profit or Loss—Unaudited	3
(3) Notes to Interim Condensed Consolidated Financial Statements—Unaudited	4
Notes for segment information	4
Notes for going concern assumption	7

1. Interim Condensed Consolidated Financial Statements and selected Notes

(1)	Interim Condensed Consolidated Statement of Financial Position - Unaudited

	(In millions of yen)

	December 31, 2018	March 31, 2019
Assets
Current assets
Cash and cash equivalents	256,978	248,838
Trade and other receivables	37,644	40,962
Other financial assets, current	15,915	22,565
Contract assets	339	417
Inventories	4,887	5,265
Other current assets	9,751	12,581

Total current assets	325,514	330,628

Non-current assets
Property and equipment	24,726	25,196
Right-of-use assets	—	48,745
Goodwill	17,095	17,077
Other intangible assets	5,298	6,014
Investments in associates and joint ventures	53,921	50,629
Other financial assets, non-current	42,287	43,829
Deferred tax assets	17,107	18,094
Other non-current assets	639	789

Total non-current assets	161,073	210,373

Total assets	486,587	541,001

Liabilities
Current liabilities
Trade and other payables	34,985	38,613
Other financial liabilities, current	36,726	38,501
Accrued expenses	18,405	19,418
Income tax payables	4,855	1,769
Lease liabilities, current	—	9,452
Contract liabilities	24,637	25,206
Provisions, current	2,581	2,750
Other current liabilities	1,037	1,994

Total current liabilities	123,226	137,703

Non-current liabilities
Corporate Bonds	142,132	142,309
Other financial liabilities, non-current	527	537
Lease liabilities, non-current	—	39,900
Deferred tax liabilities	503	644
Provisions, non-current	3,309	3,672
Post-employment benefits	6,943	7,404
Other non-current liabilities	1,433	1,463

Total non-current liabilities	154,847	195,929

Total liabilities	278,073	333,632

Shareholders’ equity
Share capital	96,064	96,199
Share premium	118,626	119,250
Treasury shares	(8,205)	(8,192)
Accumulated deficit	(5,556)	(15,868)
Accumulated other comprehensive income	(2,013)	(2,835)

Equity attributable to the shareholders of the Company	198,916	188,554

Non-controlling interests	9,598	18,815

Total shareholders’ equity	208,514	207,369

Total liabilities and shareholders’ equity	486,587	541,001

(2)	Interim Condensed Consolidated Statement of Profit or Loss - Unaudited

	(In millions of yen)

	For the three-month period ended March 31,
	2018	2019
Revenues and other operating income:
Revenues	48,736	55,323
Other operating income	1,473	152

Total revenues and other operating income	50,209	55,475
Operating expenses:
Payment processing and licensing expenses	(7,306)	(8,803)
Sales commission expenses	(3,011)	(4,254)
Employee compensation expenses	(13,493)	(17,190)
Marketing expenses	(3,931)	(7,499)
Infrastructure and communication expenses	(2,601)	(2,708)
Outsourcing and other service expenses	(7,937)	(9,101)
Depreciation and amortization expenses	(2,329)	(5,184)
Other operating expenses	(8,355)	(8,628)

Total operating expenses	(48,963)	(63,367)

Profit/(Loss) from operating activities	1,246	(7,892)
Finance income	99	143
Finance costs	(8)	(452)
Share of loss of associates and joint ventures	(1,804)	(3,474)
(Loss)/gain on foreign currency transactions, net	(564)	93
Other non-operating income	976	649
Other non-operating expenses	(83)	(337)

Loss before tax from continuing operations	(138)	(11,270)
Income tax (expenses)/benefits	(1,636)	547

Loss for the period from continuing operations	(1,774)	(10,723)
Profit from discontinued operations, net of tax	4	5

Loss for the period	(1,770)	(10,718)

Attributable to:
The shareholders of the Company	(1,383)	(10,314)
Non-controlling interests	(387)	(404)

		(In yen )
Earnings per share
Basic loss for the period attributable to the shareholders of the Company	(5.82)	(43.23)
Diluted loss for the period attributable to the shareholders of the Company	(5.82)	(43.23)
Earnings per share from continuing operations
Basic loss from continuing operations attributable to the shareholders of the Company	(5.84)	(43.25)
Diluted loss from continuing operations attributable to the shareholders of the Company	(5.84)	(43.25)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	0.02	0.02
Diluted profit from discontinued operations attributable to the shareholders of the Company	0.02	0.02

(3) Notes to Interim Condensed Consolidated Financial Statements – Unaudited

Notes for segment information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of Core business based on the growth of revenue and profitability and of Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)    Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment	Core business segment mainly consists of Advertising service, communication and content. Advertising services mainly includes display advertising, accounts advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on the services such as livedoor blog, NAVER Matome and advertisement appears on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE Games.

Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, AI, LINE Friends, and E-commerce.

(2)    Profit or Loss for the Group’s operating segments

The Group’s operating profit or loss for each segment is prepared by the same method as the preparation of consolidated financial statements, except certain items such as other operating income and share-based compensation expenses are included in corporate adjustment. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses information after eliminating intercompany transactions for their performance assessment, there is no adjustments between segments.

For the three-month period ended March 31, 2018

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	42,681	6,055	48,736	—	48,736
Segment profit/(loss)	8,076	(7,131)	945	301	1,246
Depreciation and amortization expenses	1,965	364	2,329	—	2,329
(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.

For the three-month period ended March 31, 2019

					(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	47,948	7,375	55,323	—	55,323
Segment profit/(loss)	8,266	(14,987)	(6,721)	(1,171)	(7,892)
Depreciation and amortization expenses	3,283	1,901	5,184	—	5,184
(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.

The reconciliation of segment profit to loss before tax from continuing operations is as follows:

For the three-month periods ended March 31,

		(In millions of yen)

	2018	2019
Segment profit/(loss)	1,246	(7,892)
Financial income	99	143
Financial costs	(8)	(452)
Share of loss of associates and joint ventures	(1,804)	(3,474)
(Loss)/gain on foreign currency transactions, net	(564)	93
Other non-operating income	976	649
Other non-operating expenses	(83)	(337)

Loss for the period before tax from continuing operations	(138)	(11,270)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3) Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the three-month periods ended March 31, 2018 and 2019 are as follows.

Revenues recognized at one time mainly consist of revenues from LINE Friends.

For the three-month periods ended March 31,

(In millions of yen)

	2018	2019
Core business
Advertising
Display advertising(1)	9,128	10,624
Account advertising(2)	13,468	15,590
Other advertising(3)	2,575	3,639

Sub-total	25,171	29,853

Communication, content, and others
Communication(4)	7,415	7,427
Content(5)	9,231	9,492
Others	864	1,176

Subtotal	17,510	18,095

Core business total	42,681	47,948

Strategic business
Friends(6)	3,390	4,463
Others(7)	2,665	2,912

Strategic business total	6,055	7,375

Total	48,736	55,323

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAMES’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from E-commerce.

Notes for going concern assumption

Not applicable.